Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

BMO Financial Group Announces Executive Appointments

●	Aron Levine appointed Group Head and President, BMO, U.S.

●	Nadim Hirji appointed Vice-Chair, BMO Commercial Banking

●	Ernie (Erminia) Johannson to retire in 2026, appointed Senior Advisor

●	Sharon Haward-Laird appointed Group Head, Canadian Commercial Banking and North American Shared Services; Co-Head, Canadian Personal & Commercial Banking

●	Mat Mehrotra appointed Group Head, Canadian Personal & Business Banking; Co-Head, Canadian Personal & Commercial Banking

●	Deland Kamanga, as Group Head, Wealth Management, designated Executive Committee Sponsor for One Client Leadership Initiatives

●	Mona Malone appointed Chief Administrative Officer and Chief Human Resources Officer

●	Paul Noble appointed General Counsel and Group Head, Legal & Regulatory Compliance

TORONTO, June 5, 2025 – BMO Financial Group today announced several executive appointments to further strengthen client service excellence through execution focus and innovation, and support its growth ambition throughout Canada and in key markets across the United States.

These appointments streamline and accelerate decision-making and enable improvement in profitability, loyalty and efficiency by placing high-performing leaders in high-impact mandates.

“Today’s announcement reflects BMO’s deep strength in talent development and planning, and our ability to attract exceptional leaders to serve our clients,” said Darryl White, CEO of BMO Financial Group.

“This next step supports the rebuilding of our ROE, including optimizing our U.S. structure by combining our U.S. Personal & Business Banking, Commercial Banking, and Wealth Management businesses to deliver for our clients,” continued Mr. White.

“These experienced leaders bring the capabilities that will help us accelerate our performance through greater collaboration, integration of AI, data and cloud computing for faster, more innovative work, and personalized client advice and service. Their work will be underpinned by our culture of ethical performance, strong governance, and robust risk management.”

Aron Levine will be appointed Group Head and President, BMO U.S. and join the Executive Committee of BMO Financial Group, and U.S. Management Committee. Based at BMO’s U.S. Headquarters in Chicago, Mr. Levine will lead BMO’s U.S. Personal & Business Banking, U.S. Commercial Banking and U.S. Wealth Management businesses. He will report to Darryl White, CEO, BMO Financial Group and Darrel Hackett, CEO, BMO U.S.

As U.S. CEO, Mr. Hackett has overall accountability for BMO’s U.S. segment and serves as Chair of the bank’s U.S. Management Committee.

Mr. Levine has three decades of U.S. banking experience, with leadership roles in Consumer Banking, Wealth Management, Corporate Strategy, and Commercial Real Estate Finance. Mr. Levine has created and launched industry-leading loyalty programs, grown an electronic trading platform and an investment advisory service from $60 billion to over $500 billion in total assets, and has led a Preferred Banking business with over 38,000 employees and a nationwide network of 3,700 financial centres.

Nadim Hirji will be appointed Vice-Chair, BMO Commercial Banking. Mr. Hirji has led BMO’s North American Commercial Banking business since March 2023.

Mr. Hirji has served clients in roles across BMO Commercial Banking and as a leader in BMO’s Enterprise Risk and Portfolio Management group. Under Mr. Hirji’s leadership, BMO’s commercial bank elevated its use of data, digital and its focus on optimizing risk and return. Mr. Hirji’s new role will support the growth mandates of BMO commercial banking leaders in Canada and the U.S.

Ernie (Erminia) Johannson has shared her intention to retire from BMO in early 2026, after leading BMO’s North American Personal & Business Banking group since 2020. Ms. Johannson will be appointed Senior Advisor.

Under Ms. Johannson’s leadership, BMO’s Canadian Personal & Business Banking business has consistently delivered top-tier revenue growth and increased market share through industry-leading customer acquisition, digital and branch performance; while BMO’s U.S. Personal & Business Banking business has consistently delivered top-tier deposit generation. Ms. Johannson serves on the U.S. Consumer Bankers Association Board of Directors and is Chair of the Board of the Canadian Bankers Association – a role she will continue to hold through her term in 2026.

Sharon Haward-Laird will be appointed Group Head, Canadian Commercial Banking & North American Shared Services and Co-Head of Canadian Personal & Commercial Banking, and continue to serve on the bank’s Executive Committee, reporting to Mr. White. Ms. Haward-Laird will continue as BMO’s Executive Committee Sponsor for Digital Currency and Sustainability.

Ms. Haward-Laird joined BMO in 2000 and has served in business and corporate roles, including General Counsel, Head of North American Treasury & Payment Solutions, Head of Corporate Communications & Investor Relations, and Deputy General Counsel, BMO Capital Markets. Ms. Haward-Laird served on the leadership team of BMO Commercial Banking from 2016-2020 as Head of North American Treasury & Payment Solutions (TPS), with a leading role in advancing deposit strategies and TPS capabilities.

Mat Mehrotra will be appointed Group Head, Canadian Personal & Business Banking and Co-Head of Canadian Personal & Commercial Banking, and join the bank’s Executive Committee. He will report to Mr. White. Mr. Mehrotra joined BMO in 2010 and currently serves as Chief Digital Officer and Head of Canadian Products.

Mr. Mehrotra is an innovative technology and business leader with a track record of delivering for clients and elevating BMO’s digital competitiveness. He has transformed BMO’s retail banking digital sales and service experience into an industry leader, delivering award-winning client loyalty and client experience.

Deland Kamanga will continue to serve as Group Head, Wealth Management and member of the bank’s Executive Committee, reporting to Mr. White, leading BMO’s Global Asset Management, Canadian Private Wealth, BMO InvestorLine and BMO Insurance businesses.

Mr. Kamanga will be designated as BMO’s Executive Committee Sponsor for One Client Leadership initiatives, BMO’s program to ensure clients benefit from access to the full spectrum and capabilities of BMO’s products and services across its business groups.

Mona Malone will be appointed Chief Administrative Officer, and continue to serve as Chief Human Resources Officer and member of the bank’s Executive Committee. Ms. Malone will lead BMO’s groups overseeing Marketing, Communications, Human Resources, Corporate Real Estate and Procurement, reporting to Mr. White. Ms. Malone is also a member of the bank’s U.S. Management Committee.

Ms. Malone joined BMO in 1996 and has led in transformational roles throughout BMO with a track record of results and focus on talent and culture.

Paul Noble will be appointed General Counsel and Group Head, Legal & Regulatory Compliance, and will join the bank’s Executive Committee. Mr. Noble will report to Mr. White.

Mr. Noble joined BMO in 2003 and has led legal and compliance groups across the bank, including roles in U.S. P&C, Wealth Management, BMO Capital Markets, and Enterprise Legal where he currently serves as Corporate Secretary.

All appointments are effective July 7, 2025.

About BMO Financial Group

BMO Financial Group is the seventh largest bank in North America by assets, with total assets of $1.4 trillion as of April 30, 2025. Serving customers for 200 years and counting, BMO is a diverse team of highly engaged employees providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services to 13 million customers across Canada, the United States, and in select markets globally. Driven by a single purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future, and inclusive society.

For further information: Media Relations Contact: John Fenton, Toronto, john.fenton@bmo.com, (416) 867-3996; Investor Relations Contacts: Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956; Bill Anderson, Managing Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834